Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 191 to Registration Statement No. 2-92633 on the Manning & Napier Fund, Inc. Form N-1A of our report dated May 22, 2017, relating to the financial statements and financial highlights of Rainier Investment International Discovery Fund, a series of Rainier Investment Management Mutual Funds, appearing in the Annual Report on Form N-CSR of Rainier Investment Management Mutual Funds for the year ended March 31, 2017, and to the references to us under the heading “Financial Highlights” in the Prospectus, under the heading “Financial Statements” in the Statement of Additional Information, and on the cover page of the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

August 16, 2017